UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2010
OR

☐	TRANSITIONS REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to                     .
Commission file number: 0-024399
A.	Full title of the plan and the address of the plan, if different from that of the issuer below:
THE HOME SAVINGS AND LOAN COMPANY 401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Community Financial Corp.
275 West Federal Street
Youngstown, Ohio 44503

REQUIRED INFORMATION
The following financial statements and supplemental schedule for The Home Savings and Loan Company 401(k) Savings Plan are being filed herewith:
Description:
Contents of Financial Statements
Report of Independent Registered Public Accounting Firm
Audited Financial Statements:
Statement of Net Assets Available for Benefits at December 31, 2010 and December 31, 2009.

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010.
Notes to Financial Statements
Supplemental Schedule:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
The following exhibit is being filed herewith:

Exhibit
No.	Description
23.1	Consent of Crowe Horwath LLP Independent Auditors

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
FINANCIAL STATEMENTS
December 31, 2010 and 2009

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
Youngstown, Ohio
FINANCIAL STATEMENTS
December 31, 2010 and 2009

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Home Savings & Loan Company
401(k) Savings Plan
Youngstown, Ohio
We have audited the accompanying statements of net assets available for benefits of the Home Savings & Loan Company 401(k) Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/ Crowe Horwath LLP Crowe Horwath LLP
Columbus, OH
June 27, 2011
See accompanying notes to financial statements.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009

ASSETS
Investments, at fair value (Note 4)
Registered investment companies	$16,011,609	$13,823,415
Stable value fund	820,218	601,440
United Community Financial Corp. Common Stock	910,890	893,199

	17,742,717	15,318,054

Cash	2,576	306

Receivables
Notes receivable from participants	561,096	518,270

Total assets	18,306,389	15,836,630

Net assets reflecting all investments at fair value	18,306,389	15,836,630

Adjustments from fair value to contract value for fully benefit responsive investment contracts	(48,813)	(13,404)

NET ASSETS AVAILABLE FOR BENEFITS	$18,257,576	$15,823,226

See accompanying notes to financial statements.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2010

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 4)	$1,514,669
Dividends	206,178

1,720,847

Interest income on notes receivables from participants	29,380

Contributions
Employer	475,946
Participant	1,345,996
Rollovers	167,215

1,989,157

Total additions	3,739,384

Deductions from net assets attributed to:
Benefits paid to participants	(1,262,792)
Administrative expenses	(42,242)

Total deductions	(1,305,034)

Net increase	2,434,350

Net assets available for benefits:
Beginning of year	15,823,226

End of year	$18,257,576

See accompanying notes to financial statements.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2010
NOTE 1 — DESCRIPTION OF PLAN
The following description of The Home Savings & Loan Company 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General: The Plan was established by The Home Savings & Loan Company (the Company) effective January 1, 1993. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). Employees of the Company are eligible to become a participant in the Plan upon completion of six months of service and after reaching age 20, if not a member of a union with which the Company has a collective bargaining agreement, a nonresident alien, a leased employee, a limited service employee, or a seasonal employee.
Contributions: Participants may authorize up to 100% of their annual pretax compensation, subject to Internal Revenue Code limitations, to be withheld by the Company through payroll deductions. The Plan also allows any participant who has attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). The Company may make a matching contribution based on a percentage of participant contributions, as determined each year by the Company. For 2010, the Company matched 50% of up to the first 6% of the participant compensation deferred. Additional amounts may be contributed at the option of the Company and are subject to certain limitations.
Participant Accounts: Each participant account is credited with the participant’s contribution, and an allocation of (a) the Company’s contributions, (b) net investment earnings, and (c) forfeitures. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan, including common stock of United Community Financial Corp., the Company’s parent.
Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Any employer contributions vest accordingly to the following schedule:

Years of Service	Vest %
Less than 1	0%
1	0%
2	0%
3	100%
(Continued)

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2010
Forfeited Accounts: These accounts are first used to restore the previously forfeited account balances of qualifying participants that resume employment with the Company. Any remaining forfeitures are used to reduce future Company contributions or are reallocated to the remaining Plan participants. During 2010, forfeitures of $9,848 were used to reduce employer contributions. The remaining balances of forfeitures available as of December 31, 2010 and 2009, were $3,674 and $2, respectfully.
Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.
Payment of Benefits: Participants who have attained age 59-1/2 may elect to withdraw all or part of the value of the participant’s vested account balance. Withdrawals can also be made at any time if an employee encounters a severe financial hardship. Vested amounts are distributed to participants upon termination of employment. Participants may receive their distribution in either a lump sum payment or in installment payments.
Notes Receivable from Participants: Participants may borrow from their fund accounts up to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear a fixed interest at the prime rate plus 1% as of the beginning of the quarter. The beginning interest rate is not reset. Principal and interest are paid through payroll deductions.
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Adoption of New Accounting Standard: In September 2010, the FASB amended existing guidance with respect to the reporting of participant loans for defined contribution pension plans. The guidance requires that loans issued to participants be reported as notes receivable, segregated from plan investments, and measured at their unpaid principal balance plus accrued but unpaid interest. This guidance is effective for reporting periods ending after December 15, 2010, and is to be applied retrospectively to all periods presented comparatively. Early application is permitted. The adoption of this guidance by the Plan resulted in a reclassification from investments to notes receivable from participants of $518,270 on the statement of net assets available for benefits as of December 31, 2009. Adoption had no effect on the Plan’s net assets available for benefits.
Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value (see Note 5). Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.
(Continued)

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2010
Fully Benefit-Responsive Investment Contracts: While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in a fully benefit-responsive investment contract through its investment in a stable value fund.
Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.
Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from those estimates. Estimates of investment valuation are particularly subject to change in the near term.
Payment of Benefits: Benefits are recorded when paid.
Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, a stable value fund, and common stock of the parent of the Company (United Community Financial Corp.). The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.
Concentration of Credit Risk: At December 31, 2010 and 2009, approximately 5% and 6%, respectively, of the Plan’s assets were invested in United Community Financial Corp. common stock.
(Continued)

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2010
NOTE 3 — RIGHTS UPON PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.
NOTE 4 — INVESTMENTS
The following presents investments that represent 5% or more of the Plan’s net assets available for benefits.

	December 31, 2010
	Units or Shares	Fair Value
Registered Investment Companies
American Funds Fundamental Investors Fund	35,401	$1,299,215
American Funds Investment Company of America Fund	43,941	1,237,377
Victory Diversified Stock Fund	77,474	1,209,368
American Funds Growth Fund of America	34,970	1,064,492
Davis New York Venture Fund	30,063	1,032,368
American Funds AMCAP Fund	53,879	1,013,976
United Community Financial Corp., common stock	679,769	910,890	*

*	Amounts disclosed do not represent 5% or more of net asset as of December 31, 2010 and are included for comparison purposes only.
(Continued)

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2010
NOTE 4 — INVESTMENTS (Continued)

	December 31, 2009
	Units or Shares	Fair Value
Registered Investment Companies
American Funds Fundamental Investors Fund	32,751	$1,071,929
Victory Diversified Stock Fund	74,739	1,044,858
American Funds Investment Company of America Fund	40,205	1,043,323
American Funds AMCAP Fund	55,234	916,876
American Funds Growth Fund of America	33,522	916,155
Davis New York Venture Fund	27,872	863,488
United Community Financial Corp., common stock	615,999	893,196
During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

Registered investment companies	$1,548,060
Stable value fund	26,644
United Community Financial Corp. common stock	(60,035)

$1,514,669

NOTE 5 — FAIR VALUE MEASUREMENT
Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Accounting guidance establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2010
Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
The descriptions of the valuation methods and assumptions used by the Plan to estimate the fair value of investments are as follows:
Common stock:The fair values of United Community Financial Corp. (UCFC) common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).
Registered investment companies: The fair values of registered investment companies are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).
Stable value fund: The fair values of participation units in the stable value collective trustare based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs). The fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. The fund provides for daily redemptions by the Plan at reported net asset value per share, with no advance notification requirement.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2010
NOTE 5 — FAIR VALUE MEASUREMENT (Continued)
Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2010 Using:
		Significant
	Quoted Prices in	Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments:
Registered investment companies
Balanced funds	$2,156,787	$—	$—
Domestic equity large cap funds	7,380,622	—	—
Domestic equity mid cap funds	1,110,823	—	—
Fixed income funds	1,597,342	—	—
Foreign equity funds	3,192,155	—	—
Money market funds	573,880	—	—
UCFC common stock	910,890	—	—
Stable value fund	—	820,218	—

	Fair Value Measurements at December 31, 2009 Using:
		Significant
	Quoted Prices in	Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments:
Registered investment companies
Balanced funds	$1,966,890	$—	$—
Domestic equity large cap funds	6,270,833	—	—
Domestic equity mid cap funds	725,174	—	—
Fixed income funds	1,327,665	—	—
Foreign equity funds	2,769,417	—	—
Money market funds	734,436	—	—
UCFC common stock	893,199	—	—
Stable value fund	—	601,440	—

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2010
NOTE 6 — INVESTMENT CONTRACT WITH INSURANCE COMPANY
The Plan invests in a Wilmington Trust Company collective trust, the Stable Value Fund, which is fully benefit responsive. The Stable Value Fund invests in one or more guaranteed interest contracts issued by Metropolitan Life Insurance Company (“MetLife”). MetLife maintains the contributions in its general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of MetLife or otherwise.
The investment contract specifies certain conditions under which distributions from the contract would be payable at amounts below contract value. Such circumstances include Plan termination, Plan merger, premature contract termination initiated by the Company, and certain other Company-initiated events that result in distributions exceeding a set amount. The contract limits the circumstances under which MetLife may terminate the contract. Examples of circumstances that would allow MetLife to terminate the contract include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, MetLife could terminate the contract at an amount less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.
The crediting interest rate of the contract is based on an agreed-upon formula with MetLife Issuer, as defined in the contract agreement, with a minimum credited rate of 0%. Such interest rate is reviewed on a quarterly basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract. The resulting gain or loss in the fair value of the investment contract relative to its contract value, if any, is reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive investment contracts.

2009
Average yields:
Based on annualized earnings (1)	7.34%
Based on interest rate credited to participants (2)	3.96%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2010
NOTE 7 — PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. The Plan holds units of a stable value fund managed by Wilmington Trust Company (“Wilmington”). Wilmington is the Plan trustee and therefore, these transactions qualify as party-in-interest transactions. The Plan also holds shares of United Community Financial Corp. Stock (Note 4) of which there were no cash dividends paid during 2010. These holdings are considered a related party investment. Notes receivable from participants also reflect party-in-interest transactions. Most administrative expenses of the Plan are paid for by the Company. During 2010, the Plan paid fees of $42,242 to its third party administrators.
NOTE 8 — TAX STATUS
The Internal Revenue Service has determined and informed the Company by letter dated March 31, 2008, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULE

Name of Plan Sponsor:	The Home Savings & Loan Company
Employer identification number:	34-0296160
Three digit plan number:	001
(b)	(c)
Identity of Issue,	Description of Investment Including		(e)
Borrower, Lessor	Maturity Date, Rate of Interest,	(d)	Current
(a) or Similar Party	Collateral, Par or Maturity Value	Cost	Value
Common stock
* United Community Financial Corp.	Common stock, 679,769 shares	**	$910,890

			910,890
Registered investment companies
Pioneer Investments	Pioneer Mid-cap Value Fund, 24,761 shares	**	516,869

Victory Funds	Victory Diversified Stock Fund, 77,474 shares	**	1,209,368

AIM Investments	AIM International Growth Fund, 25,886 shares	**	713,410

Alliance Capital Management	Alliance Bernstein Balanced Fund, 43,880 shares	**	648,548

Alliance Capital Management	Alliance Bernstein Global Thematic Growth Fund, 5,531 shares	**	426,797

American Funds	American Balanced Fund, 42,709 shares	**	765,775

American Funds	The Bond Fund of America, 46,061 shares	**	561,480

Davis Funds	Davis New York Venture Fund, 30,063 shares	**	1,032,368

American Funds	EuroPacific Growth Fund, 17,340 shares	**	717,367

American Funds	Fundamental Investors Fund, 35,401 shares	**	1,299,215

American Funds	The Growth Fund of America, 34,970 shares	**	1,064,492

American Funds	The Investment Company of America Fund 43,941 shares	**	$1,237,377

American Funds	Small World Class A 17,038 shares	**	662,104

*	- Denotes party-in-interest

**	- All investments are participant directed, therefore, historical cost information is not required.

Name of Plan Sponsor:		The Home Savings & Loan Company
Employer identification number:		34-0296160
Three digit plan number:		001
	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
	MFS Investment Management	MFS Total Return Fund, 52,657 shares	**	742,464

	Franklin Templeton Investments	Franklin Small Mid Cap Growth Fund 15,919 shares	**	593,954

	Franklin Templeton Investments	Franklin U.S. Government Securities Fund 74,985 shares	**	506,899

	American Funds	AMCAP Fund 53,849 shares	**	1,013,976

	Seligman	Seligman Communications & Information Fund 11,716 shares	**	523,826

	Thornburg	Thornburg International Value Fund, 23,957 shares	**	672,477

	Pimco Advisors	Pimco Low Duration Fund, 50,911 shares	**	528,963

	Federated Funds	Federated Government Obligations Fund 573,880 shares	**	573,880

				16,011,609

	Stable Value Fund
*	Wilmington Trust Company	Stable Value Fund, 5,232 shares	**	771,405

				771,405

*	Participant loans	Participant loans with interest rates ranging from 5% — 8%		561,096

				561,096

				$18,255,000

*	- Denotes party-in-interest

**	- All investments are participant directed, therefore, historical cost information is not required.

SIGNATURES
The Plan.Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
THE HOME SAVINGS AND LOAN COMPANY 401(k) SAVINGS PLAN

	By:	The Home Savings and Loan Company of Youngstown, Ohio

	Its:	Administrator

Date: June 28, 2011	/s/ Patrick W. Bevack

Patrick W. Bevack, President and CEO

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
INDEX TO EXHIBITS

Exhibit
No.	Description
23.1	Consent of Crowe Horwath LLP Independent Auditors